UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2026.
Commission File Number 000-56261
Glass House Brands Inc.
(Translation of registrant’s name into English)
3645 Long Beach Blvd.
Long Beach, California 90807
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☒

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Glass House Brands Inc.

Date: April 28, 2026	/s/ Kyle Kazan
By: Kyle Kazan
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release, dated April 28, 2026 - Preliminary First Quarter Results, FY2026 Guidance Update and Earnings Conference Call Announcement
99.2	News Release, dated April 28, 2026 - Warrant Redemption Notice
3